Exhibit 99.2

Translation for information purposes only

CELYAD SA

Limited liability company making or having made a public appeal on savings

Rue Edouard Belin, 12

1435 Mont-Saint-Guibert

0891.118.115 RLE Nivelles

INFORMATION CONCERNING THE RIGHTS OF SHAREHOLDERS PURSUANT TO ARTICLES 533TER AND 540 OF THE BELGIAN COMPANY CODE ON THE OCCASION OF THE ANNUAL SHAREHOLDERS’ MEETING OF THE COMPANY TO BE HELD ON 9 MAY 2016 AT 9 A.M. AT THE COMPANY’S REGISTERED OFFICE

1.	RIGHT OF SHAREHOLDERS TO INCLUDE ITEMS ON THE AGENDA AND TO SUBMIT DECISIONS’ PROPOSALS

In accordance with Article 533ter of the Belgian Company Code, one or more shareholders holding together at least 3% of the share capital may (i) request the inclusion of items on the agenda to be addressed at the general meeting, and (ii) submit decisions’ proposals concerning items to be addressed or included on the agenda.

The shareholder(s) exercising this right must meet the following two conditions in order for their request to be addressed at the general meeting:

•	prove that it/they still hold(s) the abovementioned required percentage on the request date (either by way of a certificate mentioning the registration of the corresponding shares on the company’s share register, or by way of an attest of a settlement institution or a certified account holder setting out the number of corresponding dematerialised shares registered in its accounts under the name of the shareholder.

•	prove that it/they is/are still shareholder(s) for up to 3% of the company’s share capital at the record date (25 April 2016 at midnight (CET)).

Shareholders may then exercise their right by submitting (i) the draft new items for the agenda, and/or (ii) the draft proposals for resolution to be reflected in the agenda. Items to be included on this agenda and/or decisions’ proposals must be sent to the company on 17 April 2016 at the latest by email to lduez@celyad.com or by ordinary mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 12, B-1435 Mont-Saint-Guibert.

The company will acknowledge receipt of the requests sent by email or by mail to the address set out above by the shareholder within 48 hours after receipt.

The revised agenda will be published on 24 April 2016 at the latest (on the company’s website at www.celyad.com, in the Belgian Official Gazette and in the press).

Further information in relation to the abovementioned rights and the modalities for exercising them are available on the company’s website (www.celyad.com).

2.	RIGHT OF SHAREHOLDERS TO ASK WRITTEN QUESTIONS

Shareholders have the right to ask questions in writing to the directors prior to the shareholders’ meeting that will be held on 9 May 2016.

The exercise of this right is subject to the fulfilment of the following two conditions:

•	being a shareholder of the company at the record date (25 April 2016 at midnight (CET)); and

•	having informed the company of the intent to participate in the general meeting, pursuant to the provisions set out in the convocation notice.

These questions can be asked prior to the shareholders’ meeting by email to lduez@celyad.com or by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 12, B-1435 Mont-Saint-Guibert.

These questions must be received on 3 May 2016 at 17:00 (CET) at the latest.

In accordance with applicable legal provisions, the directors answer questions that are asked by the shareholders during the meeting or that have been asked in writing prior to the meeting, during the general meeting on their report or on the agenda. The auditor also answers questions asked by the shareholders at the meeting or in writing prior to the meeting on its report.

Further information in relation to the abovementioned rights and the modalities for exercising them are available on the company’s website (www.celyad.com).